UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44065

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **American Financial Associates, Inc**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1700 Norhtampton Street, Suite A
(No. and Street)

Easton	**PA**	**18042**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Henry D'Alberto	**610-559-1600**	**hld@amerfin.net**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli, LLC CPA'S
(Name – if individual, state last, first, and middle name)

One Bala Ave Suite 234	**Bala Cynwyd**	**PA**	**19004**
(Address)	(City)	(State)	(Zip Code)
09/01/2009		**3721**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Henry D'Alberto _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Financial Associates, Inc _____, as of 12/31 _____, 2 021 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
NEHME J NEHME - Notary Public
Northampton County
My Commission Expires December 17, 2024
Commission Number 1119606

Signature: _____

Title: VICE PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

CONTENTS

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
American Financial Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Financial Associates, Inc.(the "Company"), as of December 31, 2021, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Brown & Cottle, LLC CPA's

March 8, 2022

Bala Cynwyd, PA 19004

American Financial Associates, Inc.
Statement of Financial Condition
December 31, 2021

	2021
ASSETS	
Cash and cash equivalents	$ 50,143
Commissions receivable	142,390
Prepaid corporate income tax	2,130
Prepaid expenses	13,144
Fixed assets:	
Office equipment	56,693
Furniture & fixtures	1,781
Less: Accumulated depreciation	(55,529)
Total Fixed assets	2,945
Total Assets	$ 210,752
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	$ 11,158
Commissions payable	106,752
Total Liabilities	117,910
STOCKHOLDER'S EQUITY	
Common stock - $10 par value, 10,000 shares authorized,	
8,165 shares issued and outstanding	81,650
Retained earnings	19,232
	100,882
Less: Treasury stock, 804 shares at cost	(8,040)
Total Stockholder's Equity	92,842
Total Liabilities and Stockholder's Equity	$ 210,752

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Income
For the Year Ended December 31, 2021

	2021
Revenue	
Commissions	$ 3,241
Mutual fund fees	990,673
Other revenue	612,372
Total Revenues	1,606,286
Expenses	
Commissions	1,482,011
Employee salaries and benefits	71,650
Brokerage, exchange,and clearance fees	3,604
Occupancy	13,237
Technology and communications	8,575
Depreciation	389
Other expenses	27,464
Total Expenses	1,606,930
Net Income (Loss) Before Provision for Income Taxes	(644)
Provision for Income Taxes	(10)
Net Income (Loss)	$ (634)

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Changes in Stockholder's Equity
American Financial Associates, Inc.

	2021					
	Common Stock		Retained	Treasury Stock		Total Stockholder's
	Shares	Amount	Earnings	Shares	Amount	Equity
Balance, January 1, 2021	8,165	$ 81,650	$ 19,866	804	$ (8,040)	$ 93,476
Net Income (Loss)	-	-	(634)	-	-	(634)
Balance, December 31, 2021	8,165	$ 81,650	$ 19,232	804	$ (8,040)	$ 92,842

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

	2021
Cash Flows Used by Operating Activities:	
Net income (loss)	$ (634)
Adjustments to reconcile net income to net cash used by	
operating activities:	
Depreciation and amortization	389
Change in operating assets and liabilities:	
Commissions receivable	(6,539)
Prepaid corporate income tax	(2,015)
Prepaid expenses	267
Accounts payable	1,189
Commissions payable	5,286
Net Cash Used by Operating Activities	(2,057)
Cash Flows Used In Investing Activities - purchases of property and equipment	(3,334)
Net Decrease in Cash and Cash Equivalents	(5,391)
Cash and Cash Equivalents:	
Beginning of the year	55,534
Ending of the year	$ 50,143
Supplemental Disclosure of Cash Flow Information:	
Taxes paid	$ 1,889

The accompanying notes are an integral part of these financial statements

6

Note 1.   SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994, the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania and the major source of revenue comes from selling mutual funds.

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents

The Company maintains cash in accounts with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. There were no amounts over the federally insured limits for the year ending December 31, 2021.

The Company's cash equivalents are highly liquid debt investments with an original maturity of three months or less as of the acquisition date.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation expense for the year ending December 31, 2021 was $389.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retires or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the account and any resulting gain or loss is reflected in income.

Note 1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Rent Expense

The Company has a month-to-month rental with no signed lease in the Pennsylvania office. Rent is $900 per month and is expensed when paid. Rent expense was $10,800 for the year ending December 31, 2021.

Commissions Receivable

Commissions receivable consist of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transaction. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. No allowance for doubtful accounts has been provided for as the continuing relationships over many years have assured collection.

Revenue Recognition
The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly. Monthly 12b-1 fees are recognized as received while quarterly 12b-1 fees are accrued monthly using managements best estimate based on prior quarterly fees received.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Income Taxes

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements.

FASB ASC Topic 740 (ASC 740), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no uncertain tax positions.

The Company files income tax returns in U.S. federal jurisdiction and certain states. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

Note 2.   ADVERTISING COST

Advertising costs are expensed as incurred. Advertising costs of $0 were incurred for the year ending December 31, 2021.

Note 3.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company earns 12b-1 fees paid by mutual funds to the broker-dealer to cover marketing and selling of mutual fund shares and are calculated based on a set rate multiplied by the fund balance. The Company acts in an agent capacity and pays out the revenue received from the fund to the corresponding brokers. The amount of 12b-1 fees earned was $784,454 for the year ending December 31, 2021.

The following table presents revenue by major sources:
Disagreggated revenue from contracts with customers

Brokerage commissions		$ 3,241
Distribution fees		
12(b)1 fees	784,454	
Mutual fund fees	206,219	
Variable annuities	582,259	
Insurance	30,089	
Total distribution fees		1,603,021
Total revenue from contracts with customers		$ 1,606,262

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $38,540, which was $30,679 in excess of its required net capital of $7,861. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 3.0594 to 1.

Note 5. INCOME TAXES

Income tax expense includes federal and state income taxes due currently after using up prior net operating losses. The provision for income taxes net of refunds was ($10) for the year ending December 31, 2021. The components of the provision for income taxes for the year ended December 31, 2021 are as follows:

	2021
Current - Federal	$ -
Current - State & Local	(10)
Total provision for income taxes	$ (10)

The corporate tax returns have not been prepared for the year ended December 31, 2021. There is an expected prepayment of $1,010 for state and local purposes and an expected prepayment $1,120 for federal purposes, which leaves $2,130 of net prepaid income tax at December 31, 2021.

Note 6. STOCKHOLDER'S EQUITY

A summary of common stock shares authorized, issued and outstanding is as follows:

Shares authorized	10,000
Issued	8,165
Outstanding	8,165

In August 2010, the Board of Directors authorized the Company to repurchase 840 shares of common stock. During October 2010, the Company repurchased 840 shares at an aggregate cost of $8,040.

Note 7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A customer is considered major when the customer represents 5% or more of the total gross revenue for the year ended December 31, 2021. The loss of such a customer would have a significant impact on the Company's revenue. For the year ended December 31, 2021, the Company did not have any transactions with a major customer.

Note 8.   PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2021
Office Equipment	$ 56,693
Furniture & Fixtures	1,781
Total Fixed Assets at Cost	58,474
Less: Accumulated Depreciation	(55,529)
Property and equipment, net	$ 2,945

Note 9.   EXEMPTIVE PROVISIONS

The Company has a clearing agreement with its clearing broker, RBC Capital Markets, LLC. The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

The Company maintains a secondary clearing relationship and not a direct clearing relationship with its clearing broker, RBC Capital Markets, LLC.

An exemption is claimed from SEC Rule 15c-3-3 under c(k)(2)(ii) – All customer transactions are cleared through RBC Capital Markets, LLC (SEC# - 801-13059) on a fully disclosed basis.

Note 10.   RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements - ASC 842 Leases
In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC842"). which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. Under the new standard, the initial measurement will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis.

Subsequent to commencement, we have measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The Company currently has no leases with a term of one year or greater and the amount of the lease liabilities is $0 for the year ending December 31, 2021.

.

Note 10.   RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1.   On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842.   On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability.   If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

Note 11.   SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and/or disclosed in the financial statements. Such evaluation is performed through the date the financial statements were issued. Based on the definitions and requirements of the Subsequent Event Topics of FASB Accounting Standards Codification, management of American Financial Associates, Inc. is not aware of any subsequent events that would require disclosure in the financial statements.

Note 12.   COMMITMENTS AND CONTINGENCIES

The Company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement,no assessment of fines or other sanctions are imposed.

.

American Financial Associates, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2021

	2021
Net Capital:	
Net stockholders' equity from statement of financial condition	$ 92,842
Deductions and/or Charges:	
Total nonallowable assets from statement of financial condition	(54,301)
Net Capital	$ 38,541
Aggregate Indebtedness:	
Accounts payable	$ 11,158
Commissions payable	106,752
Total Aggregate Indebtedness	$ 117,910
Computation of Net Capital Requirement Minimum Net Capital	
Required (6-2/3% of aggregate indebtedness)	$ 7,861
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital at 1500%	$ 30,680
Excess Net Capital at 1000%	$ 26,750
Ratio of Aggregate Indebtedness to Net Capital	3.0594

Note: There are no material differences between the preceding computation and the company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2021

The accompanying notes are an integral part of these financial statements

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors of:
American Financial Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which American Financial Associates, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(1). SEC Rule 15c3-3(k)(2)(ii) and Footnote 74 of SEC Release 34-70073 and American Financial Associates, Inc. stated that American Financial Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Financial Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Financial Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 8, 2022

-14-

American Financial Associates, Inc

Exemption Report

SEC Rule 17a-5

American Financial Associates, Inc. is exempt from exchange act rule 15(c)3-3 for the year ending December 31, 2021. We are not a carrying or clearing broker dealer, so, therefore, we are exempt based on:

K2(ii) Who, as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Additionally, AFA is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for its direct application business for example (1) effecting securities transactions via subscriptions on a subscription way basis (Mutual Funds and Variable Annuities) where the funds are payable to the issuer or its agent and not to the Company; and during the reporting period the AFA did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

American Financial Associates, Inc. does not have any exceptions to this report for the year ending December 31, 2021.

3/8/22

_____

Henry L D'Alberto Vice President

Date

15

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
American Financial Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities
Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC)
Series 600 Rules, which are enumerated below and were agreed to by American Financial
Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating American
Financial Associates, Inc.'s compliance with the applicable instructions of the General
Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021.
American Financial Associates, Inc.'s management is responsible for its Form SIPC-7
and for its compliance with those requirements. This agreed-upon procedures
engagement was conducted in accordance with standards established by the Public
Company Accounting Oversight Board (United States) and in conformance with
attestation standards established by the American Institute of Certified Public
Accountants. The sufficiency of these procedures is solely the responsibility of those
parties specified in this report. Consequently, we make no representation regarding the
sufficiency of the procedures described below either for the purpose for which this report
has been requested or for any other purpose. The procedures we performed and our
findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-
   17A-5 for the year ended December 31, 2021, with the Total Revenue amount
   reported in Form SPIC-7 for the year ended December 31, 2021, noting no
   differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules
   and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-
   7 and in the related schedules and working papers supporting the adjustments,
   noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with
   the Form SIPC-7 on which it was originally computed, noting no differences

-16-

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on American Financial Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of American Financial Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 8, 2022

American Financial Associates, Inc.
Schedule of Assessment and Payments
(General Assessment Reconciliation Form SIPC-7)
For the Year Ended December 31, 2021

Total Revenue	$ 1,606,286
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(1,603,020)
Net gain from securities in investment accounts	(25)
SIPC Net Operating Revenues	3,241
General Assessment @ .0015	5
Payments made with 2021 Form SIPC-6 (Paid July 19, 2021)	(3)
Balance paid with SIPC-7 (Paid January 18, 2022)	$ 2

See accompanying independent accountant's report.